March 27, 2015

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kornit Digital Ltd. Registration Statement on Form F-1 Reg. No. 333-202291

Dear Mr. Mancuso:

On behalf of our client, Kornit Digital Ltd., an Israeli company (the “Company”), we filed a Registration Statement on Form F-1 (the “Registration Statement”) on March 18, 2015 via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 26, 2015 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Exhibit 1.1

1.	It is unclear whether the bracketed items in the schedules to this exhibit indicate that you have omitted information from the schedule or that the schedule contains no information. Please revise as appropriate to indicate clearly that you have filed the complete agreement.

Response:

The Company has revised the schedules to Exhibit 1.1 in response to the Staff’s comment.

Exhibit 5.1

2.	We note the reference in the second paragraph of this exhibit to the amended articles of association that will be in effect “prior to the effectiveness” of this registration statement. Please confirm that, before this registration statement is effective, you will file a revised opinion that does not contain the condition regarding those amended articles currently in the fourth paragraph of this exhibit.

Securities and Exchange Commission
March 27, 2015

Response:

The Company has filed an amended version of Exhibit 5.1 in which counsel issuing the opinion has corrected the reference to the timing of effectiveness of the Company’s amended articles of association. As is customary, the amended articles of association will only become effective immediately prior to the closing of the proposed offering.

3.	Please tell us whether your “representatives” mentioned in the third paragraph of this exhibit are your employees. If not, please tell us why you believe it is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5) to rely on certificates and other documents from those representatives. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

The Company confirms that the reference to “representatives” was intended to refer to employees of the Company. Counsel issuing the opinion has confirmed that it is not relying on representations from employees who are not officers. Accordingly, that reference has been removed in the revised opinion filed today as an exhibit to the Registration Statement.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Gabi Seligsohn, Chief Executive Officer, Kornit Digital Ltd.